Eco Wave Power AB (publ)

52 Derech Menachem Begin St.,

Tel Aviv-Yafo 6713701 Israel

December 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Eco Wave Power AB (publ) (CIK: 0001846715)
Registration Statement No. 333-275728 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Eco Wave Power AB (publ) (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 6, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Eco Wave Power AB (publ)

By:	/s/ Inna Braverman
Inna Braverman, Chief Executive Officer